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                             April 11, 2022

       Yunwu Li
       Chief Executive Officer and Chairman of the Board of Directors CDT Environmental Technology Investment Holdings Limited
       C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
       Nanshan District, Shenzhen, China 518057

                                                        Re: CDT Environmental
Technology Investment Holdings Limited
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed March 25,
2022
                                                            File No. 333-252127

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2022 letter.

       Amendment No. 6 to Registration Statement on Form F-1

       Cover Page

   1. We note your revised disclosure in response to prior comment 2 and reissue it in part.
                                                        Clearly disclose how
you will refer to the holding company and subsidiaries when
                                                        providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries are conducting the business operations. Please
refrain from using terms such as    we    or    our    when describing
                                                        activities or functions
of the operating subsidiaries.
   2. We note your revised disclosure in response to prior comment 4 and reissue it in part.
                                                        Please revise to
provide a cross-reference to the consolidated financial statements.
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
April 11, 2022
Page 2
Prospectus Summary
Corporate History and Structure, page 6

3. We note your revised disclosure in response to prior comment 8 that no transfers, dividends or distributions have been made by you to your subsidiaries. Please also clarify whether the holding company has made any transfers, dividends, or distributions to U.S.
      investors to date.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
April 11, 2022 Page 2
cc:       Hillary O   Rourke, Esq.
FirstName LastName